Securities and Exchange Commission
Washington, DC 20549
Mail Stop 6010

RE: Raphael Industries Ltd.
Comments to registration statement on Form SB-2
Dated November 6, 2006
File No. 333-135331

Comment 1

Staff comment

Please tell us what you know about your operating results for the most recently completed fiscal quarter. Also demonstrate whether these results would be materially different from what you have disclosed in the prospectus.

Supplemental disclosure

The company's results for the most recently completed fiscal quarter will not be materially different from those disclosed in the prospectus. Preliminary numbers indicate Gross Margin of approximately ($ 9,500) compared to ($ 14,120) for the quarter ended June 30, 2006. We further expect operating expenses to be in line with those reported for the previous quarter.

Comment 2

Staff comment

Tell us when you will file the Exchange Act registration statement mentioned in response 9 to your memo submitted August 14, 2006.

Supplemental disclosure

We intend to file the form 8-A in conjunction with our request for acceleration on Wednesday November 8, 2006.